China Digital TV Announces Unaudited Second Quarter 2014 Results

BEIJING, China, August 19, 2014 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems and comprehensive services to China’s expanding digital television market, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Highlights for the Second Quarter 2014

●	Net revenues in the second quarter of 2014 were US$17.2 million, representing a 5.8% decrease from the same period in 2013 and a 5.6% decrease from the first quarter of 2014.

●	China Digital TV shipped approximately 3.55 million smart cards in the second quarter of 2014, compared to 3.58 million in the same period in 2013 and 3.56 million in the first quarter of 2014.

●	Gross margin in the second quarter of 2014 was 73.3%, compared to 76.7% in the same period in 2013 and 78.6% in the first quarter of 2014.

●	Diluted earnings per American depositary share or ADS, (one ADS representing one ordinary share) in the second quarter of 2014 were US$0.07, compared to US$0.03 in the same period in 2013 and US$0.07 in the first quarter of 2014.

“We are pleased to report a solid performance in the second quarter, with smart card shipments and net revenue both meeting our guidance,” said Dr. Lu Zengxiang, China Digital TV's acting chief executive officer and acting chief financial officer. “We continued to see steady demand for smart cards from Jiangsu, Zhejiang, Sichuan, Shandong and Jiangxi, and strong execution in these key regions helped us maintain a 51% share of the Chinese market, according to Zhongguang Luoda. Regulators’ recent tightening of over-the-top services is expected to create further opportunities for us to expand our coverage of cable users in China from a long term point of view.”

Dr. Lu continued, “Alongside the traditional CA market, we maintained our focus on value-added services this quarter, with our subsidiary Cybercloud continuing to explore market opportunities beyond partnerships with cable operators. There were exciting developments in our cloud computing business, including a new agreement with Jiangsu Mobile to develop cloud games for OTT set-top boxes and 4G cloud games on mobile, as well as the establishment of a streaming platform for Shandong Network TV covering China Telecom and Unicom broadband users in Shandong. Our overseas business also grew steadily. Alongside Southeast Asia, where we have made promising progress in recent quarters, we plan to continue exploring opportunities across other emerging markets with strong growth potential. ”

“Improved operating efficiency helped us maintain a solid bottom line,” Dr. Lu added. “We expect the reorganization of our corporate structure and management team to allow us to maintain a long-term leading position in China’s expanding digital TV market and realize greater value for China Digital TV shareholders.”

Second Quarter 2014 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).)

In the second quarter of 2014, China Digital TV had net revenues of US$17.2 million, a decrease of 5.8% from the second quarter of 2013 and a decrease of 5.6% from the first quarter of 2014. The year-over-year decrease was primarily due to a decrease in revenues from the sales of smart cards as a result of a decrease in the average selling price (“ASP”) of smart cards, which was partially offset by an increase in revenues from services, such as licensing income. The quarter-over-quarter decrease was mainly due to a decrease in revenues from other products, such as surface mounted chips, as well as a decrease in revenues from the sales of smart cards as a result of a decrease in the ASP.

In the second quarter of 2014, revenues from the Company’s top five customers accounted for 23.7% of total revenues, compared to 25.0% in the first quarter of 2014.

Revenue Breakdown

	For the three months ended
	June 30,	March 31,	June 30,
	2014	2014	2013
	(in thousands of U.S. dollars)
Products:
Smart cards	$14,990	$15,591	$16,426
Other products	946	1,556	1,115
Subtotal	15,936	17,147	17,541
Services:
Head-end system integration	255	413	250
Head-end system development	350	271	190
Licensing income	868	311	290
Royalty income	4	303	218
Other service	25	127	36
Subtotal	1,502	1,425	984
Total revenues	$17,438	$18,572	$18,525

Revenues from smart cards and other products were US$15.9 million in the second quarter of 2014, a decrease of 9.1% from the same period in 2013 and a decrease of 7.1% from the first quarter of 2014. The year-over-year decrease was primarily due to decrease in revenues from the sales of smart cards as a result of a decrease in the ASP. The quarter-over-quarter decrease was mainly due to a decrease in revenues from other products, such as surface mounted chips, as well as a decrease in revenues from the sales of smart cards as a result of a decrease in the ASP. Sales of smart cards and other products accounted for 91.4% of total revenues in the second quarter of 2014, compared to 92.3% in the preceding quarter.

Revenues from services were US$1.5 million in the second quarter of 2014, an increase of 52.6% from the same period in 2013 and an increase of 5.4% from the first quarter of 2014. The year-over-year increase was primarily due to an increase in revenue from licensing income. The quarter-over-quarter increase was mainly due to an increase in revenue from licensing income, which was partially offset by decreases in royalty income and head-end system integration. Revenues from services accounted for 8.6% of total revenues in the second quarter of 2014, compared to 7.7% in the preceding quarter.

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Gross profit in the second quarter of 2014 was US$12.6 million, a decrease of 9.9% from the same period in 2013 and a decrease of 11.9% from the first quarter of 2014. Gross margin, which is equal to gross profit divided by net revenues, was 73.3% in the second quarter of 2014, compared to 76.7% in the same period in 2013 and 78.6% in the first quarter of 2014. The year-over-year and quarter-over-quarter decreases in gross margin were primarily due to an increase in cost of revenues, attributable to inventory write-downs with respect to multimedia home entertainment boxes.

In the second quarter of 2014, the ASP of smart cards decreased by 3.6% compared to the first quarter of 2014. In addition, the unit cost of smart cards remained relatively stable compared to the first quarter of 2014.

Operating expenses in the second quarter of 2014 were US$9.3 million, a decrease of 12.3% from the same period in 2013 and a decrease of 11.2% from the first quarter of 2014.

●	Research and development expenses in the second quarter of 2014 were US$4.1 million, a decrease of 15.4% from the same period in 2013 and an increase of 1.8% from the first quarter of 2014. The year-over-year decrease was primarily due to decreases in personnel related expenses resulting from fewer headcount and office rent. Research and development expenses remained relatively stable quarter-over-quarter.

●	Selling and marketing expenses in the second quarter of 2014 were US$3.3 million, a decrease of 7.6% from the same period in 2013 and a decrease of 20.2% from the first quarter of 2014. The year-over-year and quarter-over-quarter decreases were mainly due to decreases in marketing expenses.

●	General and administrative expenses in the second quarter of 2014 were US$2.0 million, a decrease of 12.9% from the same period in 2013 and a decrease of 18.1% from the first quarter of 2014. The year-over-year and quarter-over-quarter decreases were mainly due to decreases in allowance for doubtful accounts. In this quarter, a portion of bad debt provisions was written back as related accounts receivable have been received.

Income from operations in the second quarter of 2014 was US$3.3 million, a 2.4% decrease from the same period in 2013 and a 13.9% decrease from the first quarter of 2014.

Operating margin, defined as income from operations divided by net revenues, in the second quarter of 2014 was 19.0%, compared to 18.3% in the same period in 2013 and 20.8% in the first quarter of 2014.

Interest income in the second quarter of 2014 was US$0.3 million, a 17.6% decrease from the same period in 2013 and a 54.4% decrease from the first quarter of 2014.

Income tax expenses in the second quarter of 2014 were US$0.3 million, compared to US$2.1 million in the same period of 2013 and US$0.9 million in the first quarter of 2014. In June 2014, the Company completed an internal reorganization. As a result of the reorganization, income tax expenses were reduced due to deductible investment losses arising from the equity transfers under the reorganization. Additionally, there was a difference in tax rate, the Company accruing income tax expenses at a rate of 10% in the second quarter of 2014, compared to 15% in the second quarter of 2013. In the fourth quarter of 2013, the Company's PRC operating subsidiary, Beijing Super TV Co., Ltd., was designated as a "key software enterprise" for the tax years of 2013 and 2014 by the relevant PRC government authorities and, as a result, was entitled to a preferential income tax rate of 10% in each of those years. As the Company accrued income tax expenses at a rate of 15% in the first three quarters of 2013, the accrued income tax expenses were partially reversed in the fourth quarter of 2013. The year-over-year decrease in income tax expenses in the second quarter of 2014 was mainly due to these two reasons. The quarter-over-quarter decrease in income tax expenses was primarily due to the Company’s reorganization.

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Net loss attributable to noncontrolling interest in the second quarter of 2014 was US$0.4 million, an increase of 23.8% from the same period in 2013 and an increase of 78.5% from the first quarter of 2014. The year-over-year and quarter-over-quarter increases were largely due to increases in net losses recorded by the Company’s majority-owned subsidiaries.

Net income attributable to holders of ordinary shares in the second quarter of 2014 was US$4.4 million, an increase of 147.1% from the same period in 2013 and an increase of 8.4% from the first quarter of 2014.

Non-GAAP net income attributable to holders of ordinary shares, defined as net income excluding certain non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments, in the second quarter of 2014 was US$4.7 million, an increase of 96.0% from the same period in 2013 and an increase of 6.3% from the first quarter of 2014. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Balance Sheet and Cash Flow

As of June 30, 2014, China Digital TV had cash and cash equivalents and restricted cash totaling US$37.6 million. In the second quarter of 2014, cash flow generated from operations was US$1.7 million.

Unaudited Additional Information

The Company sets forth at the end of this press release unaudited additional information relating to the financial results for its CA business, which consists of smart card products and other related products, such as surface mounted chips as well as related services; and other business, which consists of other products, such as multimedia home entertainment boxes and cloud computing, as well as related services. In the second quarter of 2014, revenues from the Company’s CA business were US$16.9 million, accounting for 97.0% of total revenues, and revenues from other business were US$0.5 million, accounting for 3.0% of total revenues. Gross profit of the CA business in the second quarter of 2014 was US$13.0 million and gross loss of other business in the second quarter of 2014 was US$0.5 million.

Business Outlook

Based on information available as of August 19, 2014, China Digital TV expects smart card shipment volumes in the third quarter of 2014 to be in the range of 3.6 million to 3.9 million. Net revenues in the third quarter of 2014 are expected to be in the range of US$15.4 million to US$16.6 million.

Special Cash Dividend

On April 2, 2014, China Digital TV declared a special cash dividend equivalent to US$0.50 per ADS (each ADS representing one ordinary share, par value US$0.0005 per share). This is the fifth time that the Company has declared dividends to its shareholders since its initial public offering and listing on the NYSE in 2007. The special dividend was fully paid on May 9, 2014.

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Conference Call Information

The Company will hold an earnings conference call at 8:00 p.m. on Tuesday, August 19, 2014, U.S. Eastern Time (8:00 a.m. on Wednesday, August 20, 2014, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-877 -870-4263
International:	+1-412-317-0790
Hong Kong Toll Free:	800-905-945
China Toll Free:	400-120-1203

Passcode: China Digital TV Earnings Call

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 9:00 p.m. on August 19, 2014 and 9:00 a.m. on August 26, 2014 U.S. EasternTime.

Replay Dial-in Information

United States:	+1-877-344-7529
International:	+1-412-317-0790
Conference ID:	10050785

In addition, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the third quarter of 2014 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

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Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of such affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email: chinadigital@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Tel: +1-212-333 3810

E-mail: chinadigital@brunswickgroup.com

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  China Digital TV Holding Co., Ltd.

  Unaudited Condensed Consolidated Statements of Comprehensive Income

  (in thousands of U.S. dollars, except share and per share data )

	For the three months ended
	June 30,	March 31,	June 30,
	2014	2014	2013
Revenues:
Products	$15,936	$17,147	$17,541
Services	1,502	1,425	984
Total revenues	17,438	18,572	18,525
Business and sales related taxes	(279)	(389)	(317)
Net revenues	17,159	18,183	18,208

Cost of revenues:
Products	(3,656)	(2,830)	(3,356)
Services	(924)	(1,067)	(886)
Total cost of revenues	(4,580)	(3,897)	(4,242)
Gross profit	12,579	14,286	13,966

Operating expenses:
Research and development expenses	(4,121)	(4,048)	(4,873)
Selling and marketing expenses	(3,250)	(4,071)	(3,516)
General and administrative expenses	(1,953)	(2,385)	(2,243)
Total operating expenses	(9,324)	(10,504)	(10,632)

Income from operations	3,255	3,782	3,334

Interest income	322	706	391
Other income / (expenses)	713	268	(21)
Income before income taxes	4,290	4,756	3,704
Income tax (expenses)/benefits
Income tax-current	(7,964)	(590)	(1,278)
Income tax-deferred	7,700	(330)	(779)
Net income before net income from equity method investments	4,026	3,836	1,647
Net loss from equity method investments, net of income taxes	(60)	(22)	(216)
Net income	3,966	3,814	1,431

Net loss attributable to noncontrolling interest	432	242	349
Net income attributable to holders of ordinary shares	$4,398	$4,056	$1,780

Net income per share attributable to holders of ordinary shares
Basic	$0.07	$0.07	$0.03
Diluted	$0.07	$0.07	$0.03

Net income	$3,966	$3,814	$1,431
Other comprehensive (loss)/income, net of tax Foreign currency translation adjustment	(116)	(3,053)	1,092
Comprehensive income	3,850	761	2,523
Comprehensive loss attributable to noncontrolling interest	427	263	325

Comprehensive income attributable to holders of ordinary shares	$4,277	$1,024	$2,848

Weighted average shares used in calculating net income per ordinary share
Basic	59,291,789	59,178,936	59,103,170
Diluted	61,873,871	60,390,688	59,123,852

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  China Digital TV Holding Co., Ltd.

  Unaudited Condensed Consolidated Balance Sheets

  (in thousands of U.S. dollars)

ASSETS	June 30,	December 31,
	2014	2013
Current assets:
Cash and cash equivalents	$37,250	$79,085
Restricted cash	343	919
Notes receivable	3,632	4,484
Accounts receivable, net	42,180	45,905
Inventories, net	6,010	5,027
Prepaid expenses and other current assets	23,399	4,032
Deferred costs-current	147	141
Deferred tax assets - current	3,325	2,546
Total current assets	116,286	142,139
Long-term receivable	134	224
Property and equipment, net	1,193	1,170
Intangible assets, net	-	6
Goodwill	1,760	563
Equity method investments	2,480	3,551
Deferred costs - non-current	259	214
Deferred tax assets - non-current	1,049	939
Total assets	123,161	148,806

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	2,457	2,207
Notes payable	555	884
Accrued expenses and other current liabilities	12,691	13,134
Dividend payable	-	57
Deferred revenue - current	5,638	6,542
Income tax payable	3,556	997
Deferred tax liabilities - current	1,683	8,222
Government subsidies - current	161	710
Total current liabilities	26,741	32,753
Deferred revenue - non-current	178	135
Government subsidies - non-current	6,001	4,946
Total liabilities	32,920	37,834

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	30
Additional paid-in capital	34,950	32,037
Statutory reserve	17,907	17,907
Retained earnings	9,941	31,122
Accumulated other comprehensive income	25,787	28,940
Total China Digital TV Holding Co., Ltd. shareholders’ equity	88,615	110,036
Noncontrolling interest	1,626	936
Total equity	90,241	110,972

TOTAL LIABILITIES AND EQUITY	$123,161	$148,806

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Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to holders of ordinary shares excludes certain non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the non-GAAP net income provides meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	June 30,	March 31,	June 30,
	2014	2014	2013
	(in U.S. dollars, in thousands)
Net income attributable to holders of ordinary shares - GAAP	$4,398	$4,056	$1,780
Share-based compensation expenses	218	278	540
Amortization of intangible assets from business acquisitions and equity method investments	37	43	54
Net income attributable to holders of ordinary shares - Non-GAAP	$4,653	$4,377	$2,374

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China Digital TV Holding Co., Ltd.

Unaudited Additional Information

 (in thousands of U.S. dollars )

	For the three months ended
	June 30,	March 31,	June 30,
	2014	2014	2013
Revenues:
CA	$16,923	$18,331	$18,406
Others	515	241	119
Total revenues	17,438	18,572	18,525

Business and sales related taxes:
CA	(283)	(387)	(316)
Others	4	(2)	(1)
Total business and sales related taxes	(279)	(389)	(317)

Net revenues:
CA	16,640	17,944	18,090
Others	519	239	118
Total net revenues	17,159	18,183	18,208

Cost of revenues:
CA	(3,593)	(3,662)	(4,100)
Others	(987)	(235)	(142)
Total cost of revenues	(4,580)	(3,897)	(4,242)

Gross profit (loss):
CA	13,047	14,282	13,990
Others	(468)	4	(24)
Total gross profit (loss)	12,579	14,286	13,966

Operating expenses:
Research and development expenses
CA	(1,987)	(1,926)	(2,211)
Others	(2,134)	(2,122)	(2,662)
Total research and development expenses	(4,121)	(4,048)	(4,873)

Selling and marketing expenses
CA	(1,230)	(1,675)	(1,495)
Others	(2,020)	(2,396)	(2,021)
Total selling and marketing expenses	(3,250)	(4,071)	(3,516)

General and administrative expenses
CA	(1,349)	(1,410)	(1,506)
Others	(604)	(975)	(737)
Total general and administrative expenses	(1,953)	(2,385)	(2,243)

Total operating expenses	(9,324)	(10,504)	(10,632)

Income (loss) from operations:
CA	8,481	9,271	8,778
Others	(5,226)	(5,489)	(5,444)
Income from operations	$3,255	$3,782	$3,334

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